                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001 or


          ( ) TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Transition Period from __________ to __________

Commission File No. 1-9583


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                    MBIA INC.
                   Employees Profit Sharing and 401 (k) Salary
                                  Deferral Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    MBIA Inc.
                                 113 King Street
                               Armonk, N. Y. 10504

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                                    MBIA INC.
                          EMPLOYEES PROFIT SHARING AND
                           401(K) SALARY DEFERRAL PLAN


                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 2001 AND 2000


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                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                              FINANCIAL STATEMENTS




                                      INDEX
                                      -----

                                                                     Page
                                                                     ----

Report of Independent Accountants                                      2


Financial Statements:
   Statements of Net Assets Available for Plan
     Benefits as of December 31, 2001 and 2000                         3

   Statements of Changes in Net Assets Available
     for Plan Benefits for the years ended
     December 31, 2001 and 2000                                        4

   Notes to Financial Statements                                     5-9

Schedule of Assets (Held at End of Year)                              10

Signatures                                                            11

    Schedules other than those listed above have been omitted since they are either not required or not applicable.

                                        1

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                        Report of Independent Accountants

To the Participants and Administrator of MBIA Inc. Employees Profit Sharing and 401(k) Salary Deferral Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of MBIA Inc. Employees Profit Sharing and 401 (k) Salary Deferral Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 14, 2002
New York, New York

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                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                               December 31,         December 31,
                                                   2001                 2000
                                              --------------      --------------

    Investments, at fair value                 $92,557,994          $93,841,942

    Participant loans                            1,206,893            1,288,730
                                              ------------        -------------

              Net assets available for
                  plan benefits                $93,764,887          $95,130,672
                                              ============        =============

    The accompanying notes are an integral part of the financial statements.

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                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                                                  Years ended December 31
                                          -------------------------------------
                                               2001                  2000
                                          -----------------  ------------------
Contributions:
  Employees' salary deferral               $ 3,833,070           $ 3,965,002

  Employer                                   2,311,288             2,434,173

Interest and dividends                       1,524,606             4,033,150

Net appreciation (depreciation) in
fair value of investments
                                            (3,194,248)            5,633,962

Benefit distributions                       (5,840,501)          (11,099,601)
                                          ----------------   ------------------

         Net increase (decrease)            (1,365,785)            4,966,686

Net assets available for plan
  benefits, beginning of year               95,130,672            90,163,986
                                          ----------------   ------------------

         Net assets available for plan
           benefits, end of year           $93,764,887           $95,130,672
                                          ================   ==================

    The accompanying notes are an integral part of the financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                          NOTES TO FINANCIAL STATEMENTS



1. Plan Description

The MBIA Inc. Employees Profit Sharing and 401(k) Salary Deferral Plan (the "Plan") is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the "Company") who are at least 21 years of age and work a minimum of 21 hours per week. During 2001, the Plan was amended to no longer require six months of service before being eligible to participate in the Plan. Effective April 1, 1987, a 401(k) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company, in the form of MBIA Inc. common stock, at the rate of 100% of the participant's contribution up to a maximum of 5% of the participant's eligible compensation. Participants may request loans from their accounts in accordance with established guidelines. Loan balances outstanding are reflected as assets of the Plan. Interest income on the loans is recorded as earned.

The Plan's assets are managed by Fidelity Management Trust Company ("Fidelity"), the investment advisor, trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of ten Fidelity funds, one Baron Asset Management Company, Inc. ("Baron") fund, one or more of three 1838 Investment Advisors, Inc. ("1838") funds and the Employer Stock Fund. 1838 is a wholly-owned subsidiary of MBIA Inc.

Vesting in employer contributions begins after three years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant becomes fully vested in the Company's contributions. Nonvested benefits remaining after termination of employment are forfeited and may serve to reduce future Company contributions. The forfeiture balance as of December 31, 2001 and 2000, was $159,667 and $47,814, respectively.

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant's account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive a lump-sum distribution, installment distributions or purchase a joint and survivor annuity contract or single life annuity contract.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)



The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

In July 1999, as a result of the merger with CapMAC Holdings Inc., the CapMAC Employee Stock Ownership Plan ("ESOP") was merged with the Plan. In conjunction with the merger of the plans, the unallocated ESOP shares would be used to fund the Company's match obligations. As of December 31, 2001 and 2000, the unallocated ESOP balance was $1,982,993 and $2,950,163, respectively.

2. Summary of Significant Accounting Policies

The financial statements have been prepared on the basis of generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Significant accounting policies are as follows:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

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                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)



Investments
The Plan's investments are valued at their current fair values based on last reported sales prices on the last business day of the year. Participant loans are stated at cost, which approximates fair value.

Gain or loss on the sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan's net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Participant Accounts
Each participant has an account which is credited with the Company's contribution, employees' contribution and the income (loss) from the investment activities of the participant's account.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Administrative expenses, which consist primarily of investment management, record keeping and auditing fees, are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants' accounts.

3. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.   Investments

The Plan's investments at fair value as of December 31, 2001 and 2000, were as shown on the following page:


                                                   December 31, 2001
                                                ---------------------
     Employer Stock Fund*                          $     28,337,478
     ESOP Fund*                                          17,344,302
     Fidelity Puritan Fund                                1,079,968
     Fidelity Magellan Fund                               3,222,978
     Fidelity Growth Company Fund                         4,533,689
     Fidelity Growth and Income Portfolio*               12,128,341
     Fidelity Intermediate Bond Fund                      2,726,216
     Fidelity Value Fund                                    823,568
     Fidelity Overseas Fund                               2,547,713
     Fidelity Blue Chip Growth Fund*                      4,762,742
     Fidelity Spartan U.S. Equity Index Fund              4,294,256
     Fidelity Managed Income Fund*                        6,319,958
     Baron Asset Fund                                        87,279
     1838 International Equity Fund                       1,038,540
     1838 Large Cap Equity Fund                           2,791,154
     1838 Fixed Income Fund                                 519,812
                                                ---------------------
                                                   $     92,557,994
                                                =====================

     Participant Loans                                    1,206,893


      *Each of these investments, at fair value, represents 5% or more of the Plan's net assets at December 31, 2001.


                                                   December 31, 2000
                                                ------------------------
     Employer Stock Fund*                           $    27,081,589
     ESOP Fund                                           15,345,389
     Fidelity Puritan Fund                                  956,822
     Fidelity Magellan Fund*                              4,100,895
     Fidelity Growth Company Fund*                        6,232,986
     Fidelity Growth and Income Portfolio*               13,612,813
     Fidelity Intermediate Bond Fund                      1,528,378
     Fidelity Value Fund                                    695,183
     Fidelity Overseas Fund                               3,234,407
     Fidelity Blue Chip Growth Fund*                      6,644,112
     Fidelity Spartan U.S. Equity Index Fund*             4,865,061
     Fidelity Managed Income Fund                         5,060,086
     Baron Asset Fund                                        45,501
     1838 International Equity Fund                         899,245
     1838 Large Cap Equity Fund                           3,506,287
     1838 Fixed Income Fund                                  33,188
                                                ------------------------
                                                    $    93,841,942
                                                ========================

     Participant Loans                                    1,288,730


      *Each of these investments, at fair value, represents 5% or more of the Plan's net assets at December 31, 2000.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.   Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a).

The Plan obtained its latest determination letter on July 12, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date.

                                   MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                             SUPPLEMENTAL SCHEDULE
                  SCHEDULE OF ASSETS (HELD AT END OF YEAR) /(1)/


Identity of issue                             Description                     Cost          Current Value
-----------------                             -----------                     -----        -------------
                                                                              (2)
                                                                              ---
MBIA Common Stock*                            Common stock                                 $  45,681,780
Fidelity Puritan Fund*                        Mutual fund                                      1,079,968
Fidelity Magellan Fund*                       Mutual fund                                      3,222,978
Fidelity Growth Company Fund*                 Mutual fund                                      4,533,689
Fidelity Growth and Income Portfolio*         Mutual fund                                     12,128,341
Fidelity Intermediate Bond Fund*              Mutual fund                                      2,726,216
Fidelity Value Fund*                          Mutual fund                                        823,568
Fidelity Overseas Fund*                       Mutual fund                                      2,547,713
Fidelity Blue Chip Growth Fund*               Mutual fund                                      4,762,742
Fidelity Spartan U.S. Equity Index Fund*      Mutual fund                                      4,294,256
Fidelity Managed Income Fund*                 Mutual fund                                      6,319,958
Baron Asset Fund*                             Mutual fund                                         87,279
1838 International Equity Fund*               Mutual fund                                      1,038,540
1838 Large Cap Equity Fund*                   Mutual fund                                      2,791,154
1838 Fixed Income Fund*                                                                          519,812
                                                                                           -------------
                                                                                           $  92,557,994

Participant loans*                            Interest rates: 8.0% - 11.5%;
                                              Maturity dates: 2/28/02 -
                                              11/12/11                                         1,206,893
                                                                                           -------------

Total                                                                                      $  93,764,887
                                                                                           =============

/(1)/ This schedule has been certified as complete and accurate by the Plan trustee.

/(2)/ Cost is not required for participant directed investments.

* Fidelity Management Trust Company, 1838 Investment Advisors, Inc., and Baron Asset Management Company, Inc., are parties in interest.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                             MBIA Inc.
                                                   Employees Profit Sharing and
                                                    401(k) Salary Deferral Plan

Date: June 14, 2002                                /s/  NEIL G. BUDNICK
                                                 ------------------------------
                                                 Neil G. Budnick
                                                 Chief Financial Officer

Date: June 14, 2002                                /s/  KEVIN D. SILVA
                                                 -------------------------------
                                                 Kevin D. Silva
                                                 Chief Administrative Officer
                                                 Plan Administrator